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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   February 11, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

  RSM COMPLETES EVALUATION OF ITS COMO GOLD-SILVER PROJECT, LYON COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, February 10, 2004, Royal Standard Minerals Inc. RSM’s 100% controlled Como gold-silver Project is located 12 miles southeast of the famous Comstock Lode in the Pine Nut Range, Lyon County, Nevada, consists of 79 unpatented lode claims and 5 patented claims covering the mineralized core of the Como District. The Como Mining District was discovered in the 1860’s.  Como has geologic similarities to the Comstock Lode which produced more than 190 million ounces of silver and about 8.4 million ounces of gold.  Both are included within an andesite host rock, illite-muscovite-adularia in ore and wall rocks, tetrahedrite and copper-lead-zinc associated with the gold-silver, and a similar silver/gold ratio of 25/1, according to a NI- 43-101 Technical Report completed by Qualified Persons Donald G. Stachan, Timothy D. Master and Donald M. Hudson, December, 2003 and filed on SEDAR and EDGAR.

Quartz vein textures and inclusions indicate a gold-depositing boiling environment.  Mixed clay assemblages indicate periodic changes from acid leaching to neutral conditions during gold-silver deposition.  Como’s geologic differences to the Comstock Lode are the size of the gold deposits presently known, chlorite deposition in the ore at Comstock and the older ages of the andesite and gold deposition at Comstock, but Como’s structure and mineralization are unexplored at depth as well as the higher grade underground vein extensions are largely undrilled. This district has potential for bulk mineable open pit and underground gold-silver deposit(s).

The Como district consists of more than eight gold-silver bearing structures that occur within an andesitic volcanic sequence that hosts the mineralization. The property has had historical gold and silver underground production with the Buckeye-Como vein system producing about 20,000 ounces of gold and 500,000 ounces of silver @ a gold equivalent grade of nearly 0.3 opt. Underground mine records show that the Buckeye-Como Vein was mined along a continuous zone 720 feet long.  It is reasonable to assume the continuation of this vein both east and west from mineralization shown on the underground working maps.  Maximum grades in channel samples of the Como Mine stopes are 1.27 opt Au and 76.2 opt Ag over 3 feet.  The Boyle Tunnel encountered 6.5 feet of 0.42 opt Au and 43.5 opt Ag on the western extension of the Como Vein (Stoddard, 1935 and 1936).  On the eastern extension of the Como vein several multi-ounce gold (grades of up to 4.86 opt) rock chip samples occur on the property that require follow-up work.

The Elgin Vein has minor recorded production. Surface rock chip samples on this vein have returned values up to 0.417 opt gold over 10 feet and one reconnaissance drill hole encountered 0.616 opt Au and 2.5 opt Ag over 5 feet at a depth of 200 feet within this mapped extension.  Further west, drilling and surface mapping and assays along the Elgin Vein defines an untested strike length of 3,000 feet.  Additionally, drilling has discovered a “new” high grade (0.45 opt over 10’ within a mineralized zone that is 40-70’ in thickness) vein system. The western extension of the Elgin vein requires additional exploration where it plunges under valley cover.

On the western portion of the property position the Palmyra Vein has been sampled over a mapped distance of 1,000 feet with highly anomalous soils and rock chip sample results that include a very favorable area of fault-vein intersections between the Hully Logan and Palmyra mines.  Geological evidence indicates that the gold-silver depositional zones were tilted west and concealed by overburden on the west side of the project in the Elgin-Palmyra-Hully Logan vein area. These three fault-veins and their areas of intersection indicates a portion of the property offers some of the best potential for discovering low risk gold-silver resources that have not been drill tested.

Drilling results have been integrated with the surface mapping to develop a predictable geological model. Exploration within the veins will initially be predicated on the concept of boiling level governing gold deposition.  New discoveries and expansion of historic gold resources are anticipated along the Elgin and Palmyra vein systems as well as extensions to the Buckeye-Como vein system.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The closing of this transaction is subject to the various regulatory approvals.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com